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[CINRAM LOGO]

2255 MARKHAM ROAD, SCARBOROUGH, ONTARIO, M1B 2W3




NEWS RELEASE

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FOR IMMEDIATE RELEASE



              CINRAM TO HOLD SHAREHOLDERS MEETING ON APRIL 28, 2006
                  TO CONSIDER ITS CONVERSION TO AN INCOME TRUST


TORONTO, ON - April 3, 2006 -- Cinram International Inc. ("Cinram" or the "Company") (TSX: CRW) today announced that its Management Proxy Circular relating to its proposed conversion to an income trust (the "Conversion") has been publicly filed and is also being mailed to shareholders of the Company. The Conversion would be effected pursuant to a plan of arrangement (the "Arrangement"), under which the current shareholders of Cinram would exchange their common shares for units of the newly created Cinram International Income Fund (the "Fund"), and/or Class B exchangeable limited partnership units of a limited partnership owned by the Fund, on a one-for-one basis.

The Company has obtained an interim order from the Ontario Superior Court of Justice authorizing it to hold an Annual and Special Meeting of Shareholders to consider, among other matters, the proposed Arrangement. This meeting will be held at the TSX Conference Centre, 130 King Street West, Toronto, Ontario M5X 1J2 on April 28, 2006 at 10:00 am (Toronto time). The resolution approving the Arrangement must be approved by two-thirds of the votes cast, in person or by proxy, by common shareholders of record as at March 20, 2006. If all conditions to the implementation of the Arrangement have been satisfied or waived, Cinram will, as soon as practicable thereafter, apply to the Ontario Superior Court for a final order approving the Arrangement. If the final order of the Court is obtained, the effective date of the Arrangement is expected to be on or about May 5, 2006.

In connection with the Conversion, Cinram will establish a five member Board of Trustees comprised of four existing directors of Cinram and one new member, Mr. Thomas A. Di Giacomo. Since 1993, Mr. Di Giacomo has been the President of Tadico Limited, an advisory and investment company, and from 1972 to 1993, he held positions of increasing responsibility within Manulife Financial, including the positions of Chairman and CEO.

The Board of Directors of Cinram has unanimously concluded that, in its opinion, the Arrangement is fair and reasonable and in the best interests of the Company and its shareholders and recommends that shareholders vote in favour of the Arrangement resolution at the meeting. In establishing the terms of the Conversion and in making its recommendation, the Board of Directors considered a number of factors, including the Fairness Opinion from Genuity Capital Markets that the consideration under the Arrangement is fair, from a financial point of view, to shareholders. The recommendation of the Board was considered in the context of several key objectives, including:

     (a) optimizing distributable cash flow and cash distributions to shareholders;

     (b) taking into account the Company's multi-jurisdictional operations and cash flows that span Canada, the United States and Europe;


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     (c)  preserving the Company's program of substantial capital reinvestment in its facilities and new technology to sustain its growth and profitability in the evolving multimedia replication industry;

     (d) ensuring access to the capital markets to fund growth and potential acquisitions with a strong public markets currency;

     (e) allowing investors to focus on the strong cash flow profile of the Company;

     (f)  maintaining the Company's inclusion in the S&P/TSX Composite Index;

     (g) reorganizing the structure of the Company so that substantially all of the distributions to shareholders (other than non-resident shareholders) are expected to be preserved as dividend income for Canadian income tax purposes; and

     (h) restructuring the Company's debt facilities to increase cash available for distribution to shareholders

The Fund anticipates paying initial annualized distributions of C$3.00 per Unit, payable in equal monthly installments of C$0.25 per Unit, the first of which is expected to be paid on or before June 15, 2006. Based on this level of distributions and the Company's fiscal 2005 operating performance, Cinram would have retained approximately US$120 million for annual capital expenditures and US$33 million in other discretionary reserves, representing approximately an 82% payout ratio.

Directors of Cinram, who own, directly or indirectly, or exercise control or direction over, approximately 5.1% of the outstanding common shares, have indicated that they intend to vote in favour of the Conversion.

The Circular is available through the SEDAR website (www.sedar.com) under the Company's publicly filed documents.


ABOUT CINRAM
Cinram International Inc. is the world's largest provider of pre-recorded multimedia products and related logistics services. With facilities in North America and Europe, Cinram manufactures and distributes pre-recorded DVDs, VHS video cassettes, audio CDs, audio cassettes and CD-ROMs for motion picture studios, music labels, publishers and computer software companies around the world. The Company's shares are listed on the Toronto Stock Exchange (CRW) and are included in the S&P/ TSX Composite Index. For more information, visit our Web site at www.cinram.com.

Certain statements included in this release constitute "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company, or results of the multimedia duplication/ replication industry, to be materially different from any future results, performance or achievements expressed or implied by such forward looking statements. Such factors include, among others, the following: general economic and business conditions, which will, among other things, impact the demand for the Company's products and services; multimedia duplication/replication industry conditions and capacity; the ability of the Company to implement its business strategy; the Company's ability to retain major customers; the Company's ability to invest successfully in new technologies and other factors which are described in the Company's filings with the securities commissions.


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For further information, please contact:

Debra Chan
Tel: (416) 321-7930
debrachan@cinram.com